Exhibit 99.1

CRITEO REPORTS RECORD RESULTS

FOR THE FOURTH QUARTER & FULL YEAR 2013

NEW YORK – February 11, 2014 – Criteo S.A. (NASDAQ: CRTO), a global leader in digital performance advertising, today announced its financial results for the fourth quarter and fiscal year ended December 31, 2013.

•	Revenue in the fourth quarter 2013 increased 57.0% (or 68.5% at constant currencies1) to €135.9 million, compared with €86.6 million in the fourth quarter 2012.

Revenue for fiscal year 2013 increased 63.3% (or 73.6% at constant currencies) to €444.0 million, compared with €271.9 million in fiscal year 2012.

•	Revenue excluding Traffic Acquisition Costs, or Revenue ex-TAC, in the fourth quarter 2013 grew 55.3% (or 66.2% at constant currencies) to €54.9 million, or 40.4% of revenue, compared with €35.3 million, or 40.8% of revenue, in the fourth quarter 2012.

Revenue ex-TAC for fiscal year 2013 increased 56.8% (or 66.4% at constant currencies) to €179.0 million, or 40.3% of revenue, compared with €114.1 million, or 42.0% of revenue, in fiscal year 2012.

•	Net income in the fourth quarter 2013 increased by €8.0 million to €3.3 million compared with a €4.7 million net loss in the fourth quarter 2012.

Net income for fiscal year 2013 grew by 67.6% to €1.4 million, compared with €0.8 million in fiscal year 2012.

•	Adjusted EBITDA for the fourth quarter 2013 was €14.5 million, an increase of 227.3% (or 239.9% at constant currencies) compared with €4.4 million in the fourth quarter 2012.

Adjusted EBITDA for fiscal year 2013 was €31.3 million, an increase of 80.2% (or 84.4% at constant currencies), compared with €17.4 million in fiscal year 2012.

•	Cash flow from operating activities in the fourth quarter 2013 increased 62.1% to €12.3 million, compared with €7.6 million in the fourth quarter 2012.

Cash flow from operating activities for fiscal year 2013 increased 109.2% to €24.7 million, compared with €11.8 million in fiscal year 2012.

•	Free Cash Flow for the year 2013, defined as cash flow from operating activities less acquisition of intangibles assets, property, plant and equipment, net of proceeds from disposal, was €2.8 million. This marks a key milestone for the company as it was the first time in Criteo’s history that free cash flow was positive on a full year basis.

Executive Quote

“We delivered a record quarter and a record year in 2013, exceeding our expectations” said JB Rudelle, Criteo’s co-founder and CEO. “We introduced several new products and we are particularly pleased with the strong launch of our mobile offering in the fourth quarter. With our new products ramping quickly on new screens and devices, we are excited about 2014 and our future growth opportunities.”

[1]	Variations at constant currencies exclude the impact of foreign currency fluctuations and are computed by restating 2013 figures with the 2012 average exchange rates.

Operating Highlights

•	In the quarter, we started to roll out our global solution for performance display advertising on mobile web. With last month’s beta release of our performance display advertising solution for mobile apps, we now provide a complete mobile product offering for mobile browsers and apps.

•	Mobile contribution increased globally from 2.5% of revenue ex-TAC in September to 10.0% in December 2013. In Japan, which was our initial mobile test market, mobile contribution reached 18% in December.

•	Our solution for Facebook Exchange® was live in an increasing number of markets worldwide in the fourth quarter, including in most of our Asian markets.

•	Our total number of clients reached 5,072 in the fourth quarter 2013, representing a 50% growth over the fourth quarter 2012.

•	New client additions in the fourth quarter included:

•	In the Americas: American Eagle Outfitters

•	In EMEA: Deutsche Telekom T-Mobile, L’Oreal, Qatar Airways

•	In Asia-Pacific: en-japan, Inc., NTT Plala, Inc., YAHUOKU mobile

•	We further strengthened our leadership team in the quarter with two key appointments:

•	Eric Eichmann was promoted to Chief Operating Officer from his previous role as Chief Revenue Officer;

•	We welcomed Jean-Louis Constanza as Criteo’s Chief Innovation Officer.

Revenue ex-TAC

Revenue excluding Traffic Acquisition Costs, or Revenue ex-TAC, in the fourth quarter 2013 grew 55.3%, or 66.2% at constant currencies, to €54.9 million, compared with €35.3 million in the fourth quarter 2012, primarily driven by our continued rapid geographic expansion.

Revenue ex-TAC for fiscal year 2013 increased 56.8%, or 66.4% at constant currencies, to €179.0 million, compared with €114.1 million in fiscal 2012.

•	In the Americas, revenue ex-TAC in the fourth quarter 2013 grew by 52.0% over the comparable quarter in 2012, or 62.1% at constant currencies, to €15.1 million. The Americas region represented 28% of our global revenue ex-TAC in the fourth quarter 2013.

Revenue ex-TAC in Americas for fiscal year 2013 increased 71.9% over fiscal year 2012, or 81.9% at constant currencies, to €47.7 million. The Americas region represented 27% of our global revenue ex-TAC in fiscal year 2013.

•	Revenue ex-TAC in EMEA in the fourth quarter 2013 increased by 45.0% over the same period last year, or 46.2% at constant currencies, to €29.1 million. EMEA represented 53% of our global revenue ex-TAC in the fourth quarter 2013.

Revenue ex-TAC in EMEA for fiscal year 2013 grew by 35.6% over fiscal year 2012, or 36.8% at constant currencies, to €97.4 million. EMEA represented 54% of our global revenue ex-TAC in fiscal year 2013.

•	Revenue ex-TAC in Asia-Pacific in the fourth quarter 2013 increased by 99.6% over the comparable quarter in 2012, or 148.7% at constant currencies, to €10.7 million. Asia-Pacific accounted for above 19% of our global revenue ex-TAC in the fourth quarter 2013.

Revenue ex-TAC in Asia-Pacific for fiscal year 2013 increased 132.2% over fiscal year 2012, or 182.8% at constant currencies, to €33.9 million. Asia-Pacific represented 19% of our global revenue ex-TAC in fiscal year 2013.

Revenue ex-TAC margin as a percentage of revenue in the fourth quarter 2013 was at 40.4%, a 0.4 point decrease compared with 40.8% in the fourth quarter of 2012.

Revenue ex-TAC margin as a percentage of revenue for fiscal year 2013 was at 40.3%, a 1.7 point decrease compared with 42.0% in fiscal year 2012.

Adjusted EBITDA and Operating Expenses

Adjusted EBITDA for the fourth quarter 2013 was €14.5 million, an increase of 227.3%, or 239.9% at constant currencies, compared with €4.4 million in the fourth quarter 2012, due to a focus on growing revenue ex-TAC in our biggest quarter of the year and, to a lesser extent, increased operating leverage in our sales and operations expenses.

Adjusted EBITDA for fiscal year 2013 was €31.3 million, an increase of 80.2%, or 84.4% at constant currencies, compared with €17.4 million in fiscal year 2012, despite our significant investments made over the period.

Operating expenses in the fourth quarter of 2013 increased by 42.9% to €41.6 million, compared with the fourth quarter 2012. Excluding the impact of share-based compensation, pension costs, depreciation and amortization and acquisition-related deferred price consideration, which we refer to as on a “Non-IFRS basis”, our operating expenses in the fourth quarter 2013 were at €36.7 million, an increase of 34.2% compared with the fourth quarter of 2012. This increase in operating expenses over the period was in particular related to headcount growth in Research & Development, as we continued our investments to further develop our technology platform and enrich our product portfolio to support future growth. On a non-IFRS basis, our Sales & Operations and General & Administrative expenses in the fourth quarter 2013 expressed as a percentage of revenue decreased by 4.2 points and 1.4 points respectively over the period.

Operating expenses for fiscal 2013 increased by 58.2% to €146.4 million, compared with fiscal year 2012. On a non-IFRS basis, our operating expenses for fiscal year 2013 were at €133.6 million, an increase of 52.2% compared with fiscal year 2012. On a non-IFRS basis, our Sales & Operations and General & Administrative expenses for fiscal year 2013 expressed as a percentage of revenue decreased by 2.8 points and 0.4 point respectively over the period.

Net Income and Adjusted Net Income

Net income for the fourth quarter 2013 was €3.3 million, representing a €8.0 million increase compared with a €4.7 million net loss in the fourth quarter 2012. Net income available to shareholders of Criteo S.A. for the fourth quarter 2013 was €3.0 million, or €0.055 per diluted share, compared with a €4.6 million net loss, or a €0.095 net loss per diluted share in the fourth quarter 2012.

Adjusted Net Income for the fourth quarter 2013, or our net income adjusted to eliminate the impact of share-based compensation expense, amortization of acquisition-related intangible assets and acquisition-related deferred price consideration, was €7.1 million, representing a €10.5 million increase compared with an Adjusted Net Loss of €3.4 million in the fourth quarter 2012.

Net income for fiscal year 2013 was €1.4 million, compared with €0.8 million in fiscal year 2012. Net income available to shareholders of Criteo S.A. for fiscal year 2013 was €1.1 million, or €0.019 per diluted share, compared with €1.0 million, or €0.02 per diluted share in fiscal year 2012.

Adjusted Net Income for fiscal year 2013 was €10.9 million, representing a 148.6% increase compared with an Adjusted Net Income of €4.4 million in fiscal year 2012.

Cash Flow and Cash Position

•	Our cash flow generated by operating activities in the fourth quarter 2013 increased by 62.1% to €12.3 million, compared with €7.6 million in the fourth quarter 2012.

Our cash flow generated by operating activities for fiscal year 2013 increased by 109.1% to €24.7 million, compared with €11.8 million in fiscal year 2012.

•	Our free cash flow was €5.1 million in the fourth quarter 2013, compared with €0.3 million in the fourth quarter 2012.

Our free cash flow for fiscal year 2013 reached €2.8 million, increasing by €4.6 million compared with a negative €1.8 million in fiscal year 2012.

•	Total cash, cash equivalents and short-term investments were at €234.3 million as of December 31, 2013. This represented an increase of €194.5 million compared with September 30, 2013, primarily the result of the net proceeds of €192.2 million from our Initial Public Offering on the NASDAQ Global Market on October 30, 2013. Compared with December 31, 2012, this represented an increase of €191.1 million, primarily the result of the net proceeds from our Initial Public Offering, partially offset by a significant increase in capital expenditures over the year and our investment in Ad-X Ltd in July 2013.

Business Outlook

The following forward-looking statements reflect Criteo’s expectations as of February 11, 2014.

First Quarter 2014 Guidance:

•	Revenue ex-TAC for the first quarter ending March 31, 2014 is expected to be between €55 million and €57 million.

•	Adjusted EBITDA for the first quarter ending March 31, 2014 is expected to be between €10.5 million and €12.5 million.

Fiscal Year 2014 Guidance:

•	Revenue ex-TAC for the fiscal year ending December 31, 2014 is expected to grow by approximately 41% at constant currencies to a range of €246 million and €251 million, including a €4.6 million negative impact from foreign currency.

•	Adjusted EBITDA for the fiscal year ending December 31, 2014 is expected to be between €47 million and €51 million.

The above guidance assumes no business acquisitions are closed or realized during the quarter ending March 31, 2014 and fiscal year ending December 31, 2014.

Non-IFRS Financial Measures

This press release and its attachments include the following financial measures defined as non-IFRS financial measures by the U.S. Securities and Exchange Commission (SEC): Revenue ex-TAC, Adjusted EBITDA, Adjusted Net Income, Free Cash Flow, Non-IFRS Operating Expenses and Revenue ex-TAC margin. These measures are not calculated in accordance with IFRS.

Revenue ex-TAC is our revenue excluding traffic acquisition costs (TAC) generated over the applicable measurement period. Revenue ex-TAC is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of TAC from revenue can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Revenue ex-TAC provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA is our income from operations before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, pension costs and acquisition-related deferred price consideration. Adjusted EBITDA is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, we believe that the elimination of non-cash compensation expense, pension costs and acquisition-related deferred price consideration in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

Adjusted Net Income is our net income adjusted to eliminate the impact of share-based compensation expense, amortization of acquisition-related intangible assets and acquisition-related deferred price consideration. Adjusted Net Income is not a measure calculated in accordance with

IFRS. Adjusted Net Income is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of share-based compensation expense in calculating Adjusted Net Income can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted Net Income provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors.

Accordingly, we believe that Revenue-ex TAC, Adjusted EBITDA and Adjusted Net Income provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. Please refer to supplemental financial tables provided in the appendix of this press release for a reconciliation of Revenue ex-TAC to revenue, Adjusted EBITDA to net income and Adjusted Net Income to net income, the most comparable IFRS measurements. Our use of Revenue ex-TAC, Adjusted EBITDA and Adjusted Net Income have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our financial results as reported under IFRS.

With respect to our expectations under “Business Outlook” above, reconciliation of Revenue ex-TAC and Adjusted EBITDA guidance to the closest corresponding IFRS measure is not available without unreasonable efforts on a forward-looking basis due to the high variability, complexity and low visibility with respect to the charges excluded from these non-IFRS measures, in particular, the measures and effects of stock-based compensation expense specific to equity compensation awards that are directly impacted by unpredictable fluctuations in our stock price. We expect the variability of the above charges to have a significant, and potentially unpredictable, impact on our future IFRS financial results.

These measures may be different than non-IFRS financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Explanations of the Company’s non-IFRS financial measures and reconciliations of these financial measures to the IFRS financial measures the Company considers most comparable are included in the accompanying relevant tables below.

Forward-Looking Statements Disclosure

This press release contains forward-looking statements that are inherently difficult to predict, including projected financial results for the quarter ending March 31, 2014 and the fiscal year ending December 31, 2014, our expectations regarding our market opportunity and future growth prospects and other statements that are not historical facts, which involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: our recent growth rates may not be indicative of our future growth, uncertainty regarding regulatory, legislative or self-regulatory developments regarding internet privacy matters, uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand our access to such inventory, the amount that Criteo invests in new business opportunities and the timing of these investments, the impact of competition, our ability to manage our growth, potential fluctuations in operating results, our ability to grow our base of advertising clients, uncertainty regarding our international growth and expansion and the financial impact of our focus on maximizing revenue ex-TAC as well as risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Criteo S.A.’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on October 30, 2013 and future filings and reports by the Company. Criteo undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in its expectations.

Conference Call Information

Criteo will hold a conference call today, February 11, 2014, at 5:00 pm ET, 2:00 pm PST, 11:00 pm CET, to discuss Criteo’s fourth quarter and full year 2013 operating and financial results, as well as other forward-looking information about Criteo’s business.

Conference call details are:

• US callers:	+1 (646) 254-3364, Conference ID: 9118936
• International callers:	+33 1 76 77 22 25, Conference ID: 9118936

The conference call will also be webcast simultaneously at http://ir.criteo.com.

About Criteo

Criteo is a global leader in digital performance advertising, working with over 5,000 companies around the world. Criteo has over 800 employees in offices across the U.S., Europe and Asia serving more than 40 countries.

For more information, please visit http://www.criteo.com

CRITEO S.A.

Consolidated Statement of Income

(Euros in thousands)

(unaudited)

	Three Months Ended December 31,			Year Ended December 31,
	2012	2013	Year-over- year growth	2012	2013	Year-over- year growth
Revenue	86,570	135,889	57.0%	271,855	443,960	63.3%

Cost of revenue
Traffic Acquisition cost (TAC)	-51,240	-81,034	58.1%	-157,707	-264,952	68.0%
Other cost of revenue	-4,847	-6,334	30.7%	-12,662	-21,956	73.4%

Gross Profit	30,483	48,520	59.2%	101,486	157,051	54.8%

Research & development expenses	-4,257	-9,973	134.3%	-14,285	-32,175	125.2%
Sales & operations expenses	-17,551	-22,306	27.1%	-58,047	-82,816	42.7%
General & administrative expenses	-7,270	-9,273	27.5%	-20,208	-31,387	55.3%
Total operating expenses	-29,078	-41,551	42.9%	-92,540	-146,377	58.2%

Income from operations	1,405	6,969	395.9%	8,946	10,674	19.3%
Financial income (expense)	-1,647	-3,269	98.5%	-1,559	-6,868	340.5%
Income before taxes	-242	3,700	-1629.2%	7,387	3,806	-48.5%
Provision for incomes taxes	-4,491	-432	-90.4%	-6,556	-2,413	-63.2%
Net income (loss)	-4,733	3,268	-169.1%	831	1,393	67.6%
- Net income available to Shareholders of Criteo SA	-4,607	3,046		981	1,065
- Net income available to non-controlling interests	-126	222		-150	328

Net income allocated to shareholders per share
- Basic	-0.102	0.063		0.022	0.022
- Diluted	-0.095	0.055		0.020	0.019

Basic	45,143,188	48,692,148		45,143,188	48,692,148
Diluted	48,586,666	55,262,193		48,586,666	55,262,193

CRITEO S.A.

Consolidated Statement of Financial Position

(Euros in thousands)

(unaudited)

	December 31,	December 31,
	2012	2013
Goodwill	—	4,191
Intangible assets	721	6,624
Property, plant and equipment	14,566	24,716
Non-current financial assets	6,924	7,627
Deferred tax assets	1,026	4,486

TOTAL NON-CURRENT ASSETS	23,237	47,643

Trade receivables	60,685	87,643
Current tax assets	1,866	8,014
Other current assets	8,080	13,466
Cash and cash equivalents	43,262	234,343

TOTAL CURRENT ASSETS	113,893	343,466

TOTAL ASSETS	137,130	391,109

Share capital	1,178	1,421
Additional paid-in capital	46,542	241,468
Currency translation reserve	72	1,384
Consolidated reserves	11,913	19,523
Retained earnings	981	1,065
Equity - attributable to stockholders of Criteo SA	60,686	264,861
Non-controlling interests	-245	213

TOTAL STOCKHOLDERS’ EQUITY	60,441	265,074

Financial liabilities - non-current portion	4,181	6,208
Retirement benefit obligation	582	925
Deferred tax liabilities	15	303

TOTAL NON-CURRENT LIABILITIES	4,778	7,436

Financial liabilities - current portion	2,072	5,107
Bank overdrafts	—	1
Provisions	755	830
Trade payables	50,340	75,889
Current tax liabilities	3,203	1,549
Other current liabilities	15,541	35,224

TOTAL CURRENT LIABILITIES	71,911	118,600

TOTAL LIABILITIES	76,689	126,036

TOTAL EQUITY AND LIABILITIES	137,130	391,109

CRITEO S.A.

Consolidated Statement of Cash Flows

(Euros in thousands)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2012	2013	2012	2013
Net income	-4,732	3,268	831	1,393

Non-cash and non-operating items	7,668	6,570	15,920	21,558

- Amortization and provisions	1,755	3,762	5,751	12,195
- Stock-based payment expense	1,372	2,332	3,556	6,876
- Net gain or loss on disposal of non-current assets	31	34	31	45
- Interest paid	19	2	19	9
- Non-cash financial income and expenses	2	8	8	20
- Change in deferred taxes	219	-2,431	219	-3,697
- Income tax for the period	4,271	2,863	6,336	6,110

Changes in working capital related to operating activities	7,073	3,842	3,427	12,965

- (Increase) / decrease in trade receivables	-11,248	-16,325	-29,041	-31,433
- Increase / (decrease) in trade payables	15,455	12,393	30,304	33,704
- (Increase) / decrease in other current assets	393	4,839	-2,616	-5,560
- Increase / (decrease) in other current liabilities	2,473	2,935	4,780	16,254

Income taxes paid	-2,449	-1,425	-8,366	-11,211

CASH FLOW FROM (USED FOR) OPERATING ACTIVITIES	7,560	12,255	11,812	24,705

Acquisition of intangible assets, property, plant and equipment	-7,251	-7,187	-13,584	-22,003
Proceeds from disposal of intangible assets, property, plant and equipment	11	20	11	90

FREE CASH FLOW	320	5,088	-1,761	2,792

Investments	—	-129	—	-5,414
Sale of investments	-38	—	—	—
Change in other non-current financial assets	-294	-35	-6,037	-806

CASH FLOW FROM (USED FOR) INVESTING ACTIVITIES	-7,572	-7,331	-19,610	-28,133

Issuance of long-term borrowings	3,600	—	6,100	8,000
Repayment of borrowings	-436	-1,192	-436	-3,450
Interests paid	-19	-2	-19	-9
Proceeds from capital increase	-83	191,725	30,081	192,175
Change in other financial liabilities	357	—	177	—

CASH FLOW FROM (USED FOR) FINANCING ACTIVITIES	3,419	190,531	35,903	196,716

CHANGE IN NET CASH & CASH EQUIVALENTS	3,407	195,456	28,105	193,289

Net cash & cash equivalents at beginning of period	40,381	39,838	15,685	43,262
Effect of exchange rates changes on cash and cash equivalents	-526	-952	-528	-2,208

Net cash & cash equivalents at end of period	43,262	234,342	43,262	234,342

CRITEO S.A.

Reconciliation of Revenue ex-TAC by Region to Revenue by Region

(Euros in thousands)

(unaudited)

		Three Months Ended December 31,				Year Ended December 31,
	Region	2012	2013	Year-over- year growth	Year-over-year growth at constant currency	2012	2013	Year-over- year growth	Year-over-year growth at constant currency
Revenue	Americas	25,740	38,660	50.2%	60.4%	67,787	123,004	81.5%	92.1%
	EMEA	48,791	70,291	44.1%	45.3%	172,499	237,800	37.9%	39.0%
	Asia-Pacific	12,039	26,937	123.7%	179.7%	31,569	83,155	163.4%	222.7%

	Total	86,570	135,889	57.0%	68.5%	271,855	443,960	63.3%	73.6%

Traffic acquisition costs	Americas	-15,801	-23,552	49.0%	59.4%	-40,043	-75,306	88.1%	99.2%
	EMEA	-28,754	-41,235	43.4%	44.6%	-100,706	-140,416	39.4%	40.7%
	Asia-Pacific	-6,685	-16,247	143.0%	204.5%	-16,958	-49,230	190.3%	257.1%

	Total	-51,240	-81,034	58.1%	70.0%	-157,707	-264,952	68.0%	78.8%

Revenue ex-TAC	Americas	9,939	15,108	52.0%	62.1%	27,744	47,698	71.9%	81.9%
	EMEA	20,037	29,057	45.0%	46.2%	71,793	97,385	35.6%	36.8%
	Asia-Pacific	5,354	10,690	99.6%	148.7%	14,611	33,925	132.2%	182.8%

	Total	35,330	54,855	55.3%	66.2%	114,148	179,008	56.8%	66.4%

CRITEO S.A.

Reconciliation of Adjusted EBITDA to Net Income

(Euros in thousands)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2012	2013	2012	2013
Reconciliation of Adjusted EBITDA to Net income
Net income (loss)	-4,733	3,268	831	1,393
Adjustments:
Financial income (expense)	1,647	3,269	1,559	6,868
Provision for income taxes	4,491	432	6,556	2,413
Share-based compensation expense	1,372	2,332	3,556	6,876

Research and development	184	581	429	2,049
Sales and operations	649	1,292	1,800	2,801
General and administrative	539	459	1,327	2,026
Service cost - Pension	4	43	110	281

Research and development	—	17	—	109
Sales and operations	—	21	—	105
General and administrative	4	5	110	67
Depreciation and amortization expense	1,649	3,899	4,768	11,119

Cost of revenue	1,303	2,696	3,648	7,846
Research and development	52	518	166	915
Sales and operations	259	523	847	1,792
General and administrative	35	162	107	566
Acquisition-related deferred price consideration	—	1,261	—	2,363

Research and development	—	1,261	—	2,363
Sales and operations	—	—	—	—
General and administrative	—	—	—	—

Total net adjustments	9,163	11,236	16,549	29,920

Adjusted EBITDA	4,430	14,504	17,380	31,313

CRITEO S.A.

Detailed Information on Selected Items

(Euros in thousands)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2012	2013	2012	2013
Share-Based Compensation Expense
Research and development	-184	-581	-429	-2,049
Sales and operations	-649	-1,292	-1,800	-2,801
General and administrative	-539	-459	-1,327	-2,026

Total Share-Based Compensation Expense	-1,372	-2,332	-3,556	-6,876

Pension costs
Research and development	—	-17	—	-109
Sales and operations	—	-21	—	-105
General and administrative	-4	-5	-110	-67

Total Pension costs	-4	-43	-110	-281

Depreciation and Amortization Expense
Cost of revenue	-1,303	-2,696	-3,648	-7,846
Research and development	-52	-518	-166	-915
Sales and operations	-259	-523	-847	-1,792
General and administrative	-35	-162	-107	-566

Total Depreciation and Amortization Expense	-1,649	-3,899	-4,768	-11,119

Acquisition-related deferred price consideration
Research and development	—	-1,261	—	-2,363
Sales and operations	—	—	—	—
General and administrative	—	—	—	—

Total acquisition-related deferred price consideration	—	-1,261	—	-2,363

Acquisition-related amortization of intangible assets
Research and development	—	350	—	350
Sales and operations	—	—	—	—
General and administrative	—	—	—	—

Total acquisition-related amortization of intangible assets	—	350	—	350

CRITEO S.A.

Reconciliation of Adjusted Net Income to Net Income

(Euros in thousands)

(unaudited)

	Three Months Ended	Three Months Ended		Year Ended
	September 30,*	December 31,		December 31,
	2013	2012	2013	2012	2013
Net income (loss)	3,038	-4,733	3,268	831	1,393
Adjustments:
Share-based compensation expense	1,829	1,372	2,332	3,556	6,876
Amortization of acquisition-related intangible assets	—	—	350	—	350
Acquisition-related deferred price consideration	1,102	—	1,261	—	2,363
Tax impact of the above adjustments	—	—	-73	—	-73

Total net adjustments	2,931	1,372	3,870	3,556	9,516

Adjusted net income (loss)	5,969	-3,361	7,138	4,387	10,909

* We have revised the definition of Adjusted Net Income as historically reported for our third quarter ended September 30, 2013 to exclude the amortization of acquisition-related intangible assets and acquisition-related deferred price consideration in addition to share-based compensation expense

CRITEO S.A.

Constant Currency Reconciliation

(Euros in thousands)

(unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2012	2013	Year- over-year growth	2012	2013	Year- over-year growth
Revenue as reported	86,570	135,889	57.0%	271,855	443,960	63.3%
Conversion impact euro/other currencies		9,955			27,985

Revenue at constant currency	86,570	145,844	68.5%	271,855	471,945	73.6%

Traffic acquisition costs as reported	51,240	81,034	58.1%	157,707	264,952	68.0%
Conversion impact euro/other currencies		6,096			17,033

Traffic acquisition costs at constant currency	51,240	87,130	70.0%	157,707	281,985	78.8%

Revenue ex-TAC as reported	35,330	54,855	55.3%	114,148	179,008	56.8%
Conversion impact euro/other currencies		3,859			10,952

Revenue ex-TAC at constant currency	35,330	58,714	66.2%	114,148	189,960	66.4%

Other cost of revenue as reported	4,847	6,334	30.7%	12,662	21,956	73.4%
Conversion impact euro/other currencies		377			1,139

Other cost of revenue at constant currency	4,847	6,711	38.4%	12,662	23,095	82.4%

CRITEO S.A.

Information on share count

(unaudited)

	31/12/12	31/12/13
Shares outstanding as at January 1,	44,200,525	47,123,015
Weighted average number of shares issued during the year	942,663	1,569,133

Basic number of shares - Basic EPS basis	45,143,188	48,692,148

Dilutive effects of share options, warrants, employee warrants - Treasury method	3,443,478	6,570,046

Diluted number of shares - Diluted EPS basis	48,586,666	55,262,194

Shares outstanding as at December 31,	47,123,015	56,856,070

Total dilutive effect of share options, warrants, employee warrants	7,245,063	9,060,459

Fully diluted shares as at December 31,	54,368,078	65,916,529

CRITEO S.A.

Supplemental Financial Information and Operating Metrics

(unaudited)

	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	YoY Change	QoQ Change
Clients	1,712	2,026	2,447	2,866	3,379	3,811	4,274	4,631	5,072	50.1%	9.5%

Revenue (‘000 euros)	48,469	56,493	56,649	72,142	86,571	94,862	99,400	113,811	135,889	57.0%	19.4%
Americas	9,807	10,669	12,577	18,800	25,740	25,025	28,846	30,473	38,660	50.2%	26.9%
EMEA	37,214	42,079	37,863	43,766	48,791	54,434	53,348	59,732	70,291	44.1%	17.7%
APAC	1,448	3,745	6,209	9,575	12,040	15,403	17,206	23,606	26,937	123.7%	14.1%

Revenue ex-TAC (‘000 euros)	21,809	24,646	24,856	29,316	35,331	37,306	40,032	46,815	54,855	55.3%	17.2%
Americas	3,923	4,982	5,381	7,443	9,938	9,570	11,124	11,896	15,108	52.0%	27.0%
EMEA	17,334	17,927	16,324	17,506	20,037	21,163	21,807	25,358	29,057	45.0%	14.6%
APAC	552	1,737	3,152	4,367	5,355	6,573	7,101	9,561	10,690	99.6%	11.8%

Cash flow from operating activities (‘000 euros)	-1,151	3,956	3,441	-3,145	7,561	4,585	4,134	3,731	12,255	62.1%	228.5%

Capital expenditures (‘000 euros)	2,455	1,987	1,999	2,347	7,251	2,489	6,590	5,737	7,187	-0.9%	25.3%

Net Cash Position (‘000 euros)	15,685	11,571	12,784	40,381	43,262	43,876	47,893	39,839	234,343	441.7%	488.2%

Days Sales Outstanding (days - end of month)	51.7	57.2	55.6	58.4	57.4	58.1	56.7	55.6	53.5	-6.8%	-3.8%

Contacts

Criteo Investor Relations	Criteo Public Relations

Edouard Lassalle, Head of IR e.lassalle@criteo.com Denise Garcia, ICR, Inc. denise.garcia@icrinc.com	Emma Ferns, Global PR director e.ferns@criteo.com